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SEC MAIL RECEIVED MAR - 1 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~03~~586

8-53586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saints Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Sansome Street, Suite 1850
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Sawyer 415-773-2080
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Ken Sawyer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Saints Advisors L.L.C.(a Delaware Limited Liability Company) ("Advisors") for the year ended December 31, 2003 are true and correct. I further affirm the neither Advisors nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/23/04

Date

Managing Director

Title

Subscribed and sworn to before me this 23rd day of February, 2004.

Notary Public

KATHLEEN A. SURYAN
Commission # 1368317
Notary Public - California
San Francisco County
My Comm. Expires Sep 3, 2006

SAINTS ADVISORS, L.L.C.

(A Delaware Limited Liability Company)
(SEC. I.D. No. 8-83586)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Saints Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Saints Advisors, L.L.C. ("Advisors") as of December 31, 2003 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Advisors' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Saints Advisors, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of Advisors' management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by Advisors and may not necessarily be indicative of the conditions that would have existed or the results of operations if Advisors had operated independently of Saints, Inc.

Deloitte & Touche LLP

February 26, 2004

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CASH AND CASH EQUIVALENTS	$ 524,496
ACCOUNTS RECEIVABLE—net of allowance for doubtful accounts of $22,013	41,808
PREPAID EXPENSES	1,614
TOTAL ASSETS	$ 567,918
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 142,036
Related party payables—Saints, Inc.	22,412
Deferred Revenue	5,000
Total liabilities	169,448
MEMBER'S EQUITY	398,470
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 567,918

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Consulting services	$ 714,231
Miscellaneous income	85,376
Gain on sale of investments	7,315
Interest income	2,169
Total revenue	809,091
EXPENSES:	
Employee compensation and benefits	224,392
General and administrative	94,601
Contract services	63,443
Other direct expenses	174,179
Total expenses	556,615
NET INCOME	$ 252,476

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

BALANCE AT DECEMBER 31, 2002	$237,032
NET INCOME	252,476
DISTRIBUTION	(91,096)
CONTRIBUTION	58
BALANCE AT DECEMBER 31, 2003	$398,470

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 252,476
Adjustments to reconcile net income to net cash used in operating activities:	
Realized gain on sale of investments	(11,360)
Change in unrealized gain on investments	4,045
Reduction of allowance for doubtful accounts	(4,132)
Changes in assets and liabilities:	
Accounts receivable	129,219
Prepaid expenses	(459)
Payables and accrued liabilities	93,433
Related party payables	21,328
Deferred revenue	5,000
Net cash provided by operating activities	489,550
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:	
Proceeds from sale of investments	17,135
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions	(91,096)
Contributions	58
Net cash used in financing activities	(91,038)
NET INCREASE IN CASH AND CASH EQUIVALENTS	415,647
CASH AND CASH EQUIVALENTS—Beginning of year	108,849
CASH AND CASH EQUIVALENTS—End of year	$ 524,496

See notes to financial statements.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. STRUCTURE AND BACKGROUND INFORMATION

Saints Advisors, L.L.C. ("Advisors"), a Delaware limited liability company, was formed on May 26, 2000 for the purpose of providing corporate development and other consulting services to public and nonpublic companies in the technology industry. Ken Sawyer is the managing and sole member of Advisors.

On April 9, 2002, Advisors registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker-dealer. Advisors does not carry securities accounts for customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments—Investments consist of publicly traded equity securities that are valued at market value and classified as trading securities.

Revenue Recognition—Consulting services revenue is recognized as services are performed. Amounts received in advance of revenue being recognized are recorded as deferred revenue.

Income Taxes—No income taxes or tax benefits have been recorded in Advisors' financial statements. The member's share of taxable income or loss is included in the tax return of the member.

Stock Based Compensation—Advisors accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, as allowed by SFAS No. 123, *Accounting for Stock Based Compensation* as amended by SFAS No. 148, Accounting *for Stock Based Compensation- Transition and Disclosures*, an Amendment of FASB Statement No. 123. Under the intrinsic value method, Advisors does not recognize any compensation expense, as the exercise price of all employee stock options is equal to the fair market value at the time the options are granted.

Had compensation expense been recognized using the fair value-based method under SFAS No. 123, the impact of net income would not be material.

Recently Issued Accounting Pronouncements—In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("FIN 46R"). The Managing Member has not yet performed its analysis of the effects, if any, of FIN 46R on Advisors' financial statements.

Concentration of Credit Risk—Financial instruments that potentially subject Advisors to significant concentrations of credit risk consist primarily of accounts receivable. For the year ended December 31, 2003, three customers accounted for 27%, 27%, and 20% of total revenue, respectively. Three customers accounted for 30%, 30% and 14%, respectively, of total accounts receivable at December 31, 2003.

3. RELATED PARTY TRANSACTIONS

Saints, Inc.—Advisors pays a monthly reimbursement to a related company, Saints, Inc., in consideration for certain operating expenses paid on Advisors' behalf. Saints, Inc. is a Delaware company incorporated to manage Saints Ventures, L.L.C., a Delaware limited liability company, Saints Capital I, L.P., Saints Capital II, L.P. and Saints Capital III, L.P. (collectively, the "Funds"). The Funds were formed for the purpose of making equity investments in private companies. Ken Sawyer is the managing member and sole owner of Saints, Inc. For the year ended December 31, 2003, expenses incurred in respect of the monthly reimbursements to Saints, Inc. totaled $9,968. As of December 31, 2003, $1,480 of this amount was payable to Saints, Inc.

Additionally, starting in 2003, Advisors remits 10% of its revenue to Saints, Inc. For the year ended December 31, 2003, expenses incurred by Advisors in respect of the revenue sharing arrangement with Saints, Inc. totaled $66,169 and are included in other direct expenses presented in the statement of operations. As of December 31, 2003, $20,932 of this amount was payable to Saints, Inc.

Advisors remitted $100,000 of consulting revenue to Saints Ventures, L.L.C ("Ventures"). The amount represents a portion of fees earned by Advisors for consulting services rendered to one of the portfolio companies held in Ventures' investment portfolio. Such payment is reflected in other direct expenses presented in the statement of operations.

4. OPTION PLAN

In November 2000, Advisors established an option plan. Under the option plan, Advisors is authorized to grant options to purchase 10,000,000 membership units to its employees, directors and consultants. Options granted generally vest in installments over a four-year period, commencing on the grant date. Options expire ten years from the date of grant.

A summary of activity under the option plan is set forth below:

	Options Outstanding	Exercise Price
Outstanding, December 31, 2002	3,010,000	$ 0.01
Options granted (weighted average fair value of $0 per unit)	1,000,000	0.01
Options exercised (weighted average fair value of $0 per unit)	(5,833)	0.01
Options cancelled	(4,167)	0.01
Outstanding, December 31, 2003	4,000,000	$ 0.01

At December 31, 2003, options to purchase 5,994,167 membership units were available for grant.

Additional information regarding options outstanding as of December 31, 2003 is as follows:

	Options Outstanding			Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Vested and Outstanding	Weighted Average Exercise Price
$ 0.01	4,000,000	8	$ 0.01	1,708,333	$ 0.01

As discussed in Note 2, Advisors accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations. Accordingly, no compensation expense has been recognized in the accompanying financial statements for employee stock arrangements. Also, as discussed in Note 2, Advisors adopted the provisions of SFAS No. 148, which amends SFAS No. 123 as stated. Under SFAS No. 123 as amended, the fair value of stock awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the value of freely tradable, fully transferable options without testing restrictions, which differ significantly from the Advisors' stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

For purposes of the pro-forma disclosure, the fair value of stock-based awards to employees has been calculated using the minimum value method with the following weighted average assumptions: expected life, 3.5 years; risk-free interest rate, 4.7 % and no dividends during the expected term. Advisors' calculations are based on a single option valuation approach, and cancellations are recognized as they occur.

See Note 2, Stock Based Compensation, for the disclosure of the pro-forma effects of SFAS 123, as amended.

5. INVESTMENTS

During the year ended December 31, 2003, Advisors sold securities with a cost basis of $5,775 for proceeds of $17,135.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $354,832, which was $343,536 in excess of its required net capital of $11,296. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

* * * * * *

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL:		
Member's equity (from statement of financial condition)		$398,470
Nonallowable assets:		
Receivables		41,808
Prepaid expenses		1,614
Total nonallowable assets		43,422
Net capital before haircut on securities		355,048
Haircut on securities		216
NET CAPITAL		$354,832
AGGREGATE INDEBTEDNESS:		
Total liabilities (from statement of financial condition)		$169,448
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 11,296
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 11,296
Excess net capital (net capital less net capital requirement)		$343,536
Ratio: Aggregate indebtedness to net capital		0.48 to 1

No differences exist between the above information and the computation included in Advisors' unaudited FOCUS Report filing, as amended on February 24, 2004, as of December 31, 2003.

SAINTS ADVISORS, L.L.C.
(A Delaware Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 26, 2004

Saints Advisors, L.L.C.
(A Delaware Limited Liability Company)
475 Sansome Street, Suite 1850
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Saints Advisors, L.L.C. (A Delaware Limited Liability Company) ("Advisors") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on Advisors' internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Advisors that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Advisors in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Advisors does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Advisors is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Advisors has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Advisors' internal control would not necessarily disclose all matters in Advisors' internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving Advisors' internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of Advisors for the year ended December 31, 2003.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of Advisors, the specific weaknesses are not described herein and no corrective action has been taken or proposed by Advisors. This matter does not affect our report on the financial statements of Advisors for the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Advisors' practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP